                                                                   June 20, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                                   FORM U-6B-2
                           CERTIFICATE OF NOTIFICATION
                            NORTHERN UTILITIES, INC.
                               300 FRIBERG PARKWAY
                              WESTBOROUGH, MA 01581





Gentlemen:


This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities as more fully described herein. The security or securities issued, renewed, or guaranteed in this filing are exempt from the provision of Section 6(a) of the Public Utility Holding Company Act of 1935.




                                Very truly yours,

                                Northern Utilities, Inc.

                                By:      /s/ J. W. Grossman
                                   -------------------------------------
                                         J. W. Grossman, Vice President

                            NORTHERN UTILITIES, INC.
                                   FORM U-6B-2
                           CERTIFICATE OF NOTIFICATION


REQUIREMENTS:

1.      TYPE OF THE SECURITY OR SECURITIES.
        Debt


2.      ISSUE, RENEWAL OR GUARANTY.
        Issue

3.      PRINCIPAL AMOUNT OF EACH SECURITY.
        $60,000,000

4.      RATE OF INTEREST PER ANNUM OF EACH SECURITY.
        5.75%

5.      DATE OF ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY.
        June 15, 2001

6.      IF RENEWAL OF SECURITY, GIVE DATE OF ORIGINAL ISSUE.
        N/A

7.      DATE OF MATURITY OF EACH SECURITY.  (IN CASE OF DEMAND NOTES, INDICATE
        "ON DEMAND").
        June 14, 2003

8.      NAME OF THE PERSON TO WHOM EACH SECURITY WAS ISSUED, RENEWED OR
        GUARANTEED.
        NiSource Finance Corp.

9.      COLLATERAL GIVEN WITH EACH SECURITY, IF ANY.
        None

10.     CONSIDERATION RECEIVED FOR EACH SECURITY.
        Cash

11.     APPLICATION OF PROCEEDS OF EACH SECURITY.
        Financing the existing business of the subsidiaries.

12.     INDICATE BY A CHECK AFTER THE APPLICABLE STATEMENT BELOW WHETHER THE
        ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY WAS EXEMPT FROM THE
        PROVISIONS OF SECTION 6(a) BECAUSE OF:

        a.      The provision contained in the first sentence of Section 6(b)    [ ]

        b.      The provisions contained in the fourth sentence of Section 6(b)  [ ]

        c.      The provisions contained in any rule of the Commission other
                than Rule U-48                                                   [X]


13.     IF THE SECURITY OR SECURITIES WERE EXEMPT FROM THE PROVISIONS OF SECTION
        6(a) BY VIRTUE OF THE FIRST SENTENCE OF SECTION 6(b), GIVE THE FIGURES
        WHICH INDICATE THAT THE SECURITY OR SECURITIES AGGREGATE (TOGETHER WITH
        ALL OTHER THAN OUTSTANDING NOTES AND DRAFTS OF A MATURITY OF NINE MONTHS
        OR LESS, EXCLUSIVE OF DAYS OF GRACE, AS TO WHICH COMPANY IS PRIMARILY OR
        SECONDARILY LIABLE) NOT MORE THAN 5 PER CENTUM OF THE PRINCIPAL AMOUNT
        AND PAR VALUE OF THE OTHER SECURITIES OF SUCH COMPANY THEN

        OUTSTANDING. (DEMAND NOTES, REGARDLESS OF HOW LONG THEY MAY HAVE BEEN
        OUTSTANDING SHALL BE CONSIDERED AS MATURING IN NOT MORE THAN NINE MONTHS
        FOR THE PURPOSES OF THE EXEMPTION FROM SECTION 6(a) OF THE ACT GRANTED
        BY THE FIRST SENTENCE OF SECTION 6(b).
        N/A


14.     IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF SECTION
        6(a) BECAUSE OF THE FOURTH SENTENCE OF SECTION 6(B), NAME THE SECURITY
        OUTSTANDING ON JANUARY 1, 1935, PURSUANT TO THE TERMS OF WHICH THE
        SECURITY OR SECURITIES HEREIN DESCRIBED HAVE BEEN ISSUED.
        N/A


15.     IF THE SECURITY OR SECURITIES ARE EXEMPT FROM THE PROVISIONS OF SECTION
        6(a) BECAUSE OF ANY RULE OF THE COMMISSION OTHER THAN RULE U-48 (REG.
        SECTION 250.48, PARAGRAPH 36,621) DESIGNATE THE RULE UNDER WHICH
        EXEMPTION IS CLAIMED.
        Rule 52(a)



                                       3